SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of July, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: China city licences




Embargo: 07.00 Wednesday 13 July 2005


CITIC Prudential becomes the leading foreign insurance company in China in terms of city licences


Prudential's life insurance joint venture in China, CITIC Prudential Life, has been awarded a further two city licences, taking its total to ten and making it the largest foreign life insurer in the country in terms of licences.


These new licences will enable CITIC Prudential Life to sell its portfolio of products, which include traditional life/term assurance and unit-linked life policies as well as accident and health products in Nanjing and Shenzhen, with a combined population of 12 million.


Mark Norbom, Chief Executive, Prudential Corporation Asia, said today:


"China is an extremely attractive market with compelling demographics. The two new licences we have announced today give CITIC Prudential a significant geographic lead over other foreign insurers in this growth market.


"Our strategy is to continue to expand geographically by acquiring further city licences and to focus on building scale businesses through product innovation and multi-channel distribution backed up by top-quality, cost-efficient servicing."


The Chinese life insurance industry has experienced dramatic rates of growth in recent years with life premiums growing on average by more than 37 per cent between 1980 and 1997. Several factors suggest that the growth will continue:


   - Life insurance penetration in China as a percentage of GDP is still only
     2.3 per cent.


   - Of the GBP21 billion market for Life Gross premiums that was recorded in 2004, foreign insurers accounted for approximately GBP544 million - around 3 per cent of the total.


CITIC Prudential was awarded its first city licence in October 2000. In addition to the ten city licences, CITIC Prudential also has a licence to sell
group life insurance in China.   In 2004 APE sales for CITIC-Prudential in China
increased by 70 per cent on the previous year and the company now employs more than 8,000 staff and agents.



                                    - ENDS -

Enquiries:

Media                             Investors / analysts

Jon Bunn          020 7548 3559   James Matthews              020 7548 3561
Joanne Davidson   020 7548 3708   Marina Lee-Steere           020 7548 3511




Notes for Editors


1. Nanjing has a population of over 5.8 million and is situated 300 kilometres west of Shanghai on the middle and lower reaches of the Yangtze River in the economically significant Jiangsu province. In 2004 the city's GDP was GBP12.7 billion, an increase of around 17 per cent over the previous year.


2. Shenzhen has a population of approximately 6 million and is located in Guangdong province, less than an hour by train from Hong Kong. Shenzhen is China's first Special Economic Zone and has developed into the country's fastest growing commercial centre. The city attracts more than one third of China's total foreign direct investment. In 2004 the GDP of Shenzhen was GBP24 billion, a 17.3 per cent increase from 2003.


About CITIC Prudential Life

CITIC Prudential Life combines Prudential's 150 years of industry experience with CITIC's nationwide distribution network, excellent financial credentials and in depth knowledge of the local market.


To expand its market share, CITIC Prudential has focused on understanding the needs of Chinese consumers and developing a range of savings, protection and investment products to meet these needs. The company offers both traditional life/term assurance and unit-linked life products as well as a portfolio of accident and health products, sold on their own or as supplements to life policies.


CITIC Prudential has continued to build a presence in China since 2000.


City        Province                     Date licence granted   Launch Date

Guangzhou   Guangdong                    April 2000             October 2000
Beijing     Direct Administration Zone   March 2003             August 2003
Suzhou      Jiangsu                      March 2004             September 2004
Shanghai    Direct Administration Zone   November 2004          May 2005
Foshan      Guangdong                    February 2005          March 2005
Dongguan    Guangdong                    February 2005          March 2005
Wuhan       Hubei                        March 2005             Q3 2005*
Zhongshan   Guangdong                    April 2005             May 2005
Nanjing     Jiangsu                      June 2005              Jul 2005
Shenzhen    Guangdong                    June 2005              Jul 2005


* estimated launch date


About Prudential


Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.


Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over GBP187 billion (as of 31 December 2004) of funds under management.


In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP126 billion of funds under management. Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.


Prudential is the leading European-based life insurer in Asia with operations in 12 countries.


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has over US$340 billion in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



About CITIC Group (China International Trust and Investment Corporation)


CITIC was established on October 4 1979 by Rong Yiren. The creation of CITIC was initiated and approved by Deng Xiaoping, chief architect of China's reform.


CITIC is a window on the way China has opened to the outside world. Since its inception, CITIC has always adhered to the principle of innovation. In line with government laws, regulations and policies, CITIC has attracted and utilized foreign capital, introduced advanced technologies, and adopted advanced and scientific international practices in operations and management. CITIC has established successful, strong performing businesses in many fields. As a result, CITIC has made significant contributions to the country's reform and opening up drive and has improved China's reputation both domestically and abroad.


CITIC has grown into a large multinational conglomerate. It now owns 44 subsidiaries in countries including Hong Kong, the United States, Canada, Australia and New Zealand. The company has also set up representative offices in Tokyo, New York and Frankfurt. CITIC's core business ranges from financial services to service industries. By the end of 2004, CITIC had total assets of over RMB 701.6 billion (US$84 billion).




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 July 2005

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                        By: /s/  Clare Staley
                                 Head of Group Media Relations